May 22, 2025

Chi Kin Cheng
Chief Financial Officer
Origin Agritech LTD
Origin R&D Center, Shuangbutou Village
Xushuang Road, Songzhuang Town
Tongzhou District, Beijing, China 101119

       Re: Origin Agritech LTD
           Form 20-F for Fiscal Year Ended September 30, 2024
           File No. 000-51576
Dear Chi Kin Cheng:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Industrial
Applications and
                                                        Services